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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ________________

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                      AIR EXPRESS INTERNATIONAL CORPORATION
                          (Name of Subject Corporation)

                      Air Express International Corporation
                       (Name of Persons Filing Statement)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    009104100
                      (CUSIP Number of Class of Securities)

                                 DENNIS M. DOLAN
              Executive Vice President and Chief Financial Officer
                      AIR EXPRESS INTERNATIONAL CORPORATION
                                120 Tokeneke Road
                            Darien, Connecticut 06820
                                 (203) 655-7900

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                           KATHERINE P. BURGESON, ESQ.
                               CUMMINGS & LOCKWOOD
                               Four Stamford Plaza
                                  P. O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 351-4260

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         The  Solicitation/Recommendation  Statement on Schedule  14D-9 of which this  Amendment No. 2 (this  "Amendment No. 2") is a part relates to an offer by
DP  Acquisition   Corporation,   a  Delaware  corporation  (the  "Offeror"),   a
wholly-owned   subsidiary  of  Deutsche  Post  AG,  a  German  corporation  (the
"Parent"), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of Air Express International Corporation, a Delaware corporation (the "Company"), made by means of an Offer to Purchase dated November 19, 1999, as amended by a supplement dated November 23, 1999 (as so amended, the "Offer to Purchase"). The Solicitation/Recommendation Statement on Schedule 14D-9 of the Company dated November 19, 1999, as amended by Amendment No. 1 thereto, is hereinafter referred to as the "Schedule 14-9."

         Except as otherwise amended by this Amendment No. 2, the information contained in the Schedule 14D-9 is hereby confirmed.


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Item 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The text of Item 8 is hereby amended and supplemented by adding to the end thereof the following:

         On February 7, 2000, the European Commission cleared the Parent's acquisition of the Company. All necessary United States and European Commission regulatory approvals have now been obtained. As previously announced, the Offer to Purchase all outstanding Shares of the Company will expire at 12:00 midnight, New York time, February 9, 2000. A copy of the joint press release, dated February 7, 2000, issued by the Parent and the Company announcing the receipt of all United States and European Commission approvals is filed as Exhibit (a)(5) and is incorporated by reference.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented to add the following exhibit:

Exhibit (a)(5)     Text  of  Joint Press  Release issued  by the Parent and  the
                   Company on February 7, 2000.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         AIR EXPRESS INTERNATIONAL CORPORATION


                                         By:  /s/ Daniel J. McCauley
                                             ---------------------------------
                                              Daniel J. McCauley
                                              Vice President, Secretary and
                                              General Counsel

Dated:  February 8, 2000


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                                  EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------

(a)(5) Text of Joint Press Release issued by the Parent and the Company on February 7, 2000.